1-13314

02044246

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
PAGE 1 OF 7 PAGES

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

June, 2002 6/1/2002

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

Huaneng Power International's Announcement on June 21, 2002, in English with respect to tariff adjustment for Shanghai Shidongkou Second Power Plant.

Huaneng Power International's Announcement on June 24, 2002, in English with respect to resolutions passed at the extraordinary general meeting to acquire the interests and assets of four power plants owned by the China Huaneng Group.

To: Business Editor
[For Immediate Release]

HUANENG POWER INTERNATIONAL, INC.
Announces Tariff Adjustment for Shanghai Shidongkou Second Power Plant

(Beijing, China, June 21, 2002) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today announced the tariff adjustment for Huaneng Shanghai Shidongkou Second Power Plant ("Shanghai Power Plant").

Based on the document of Shanghai Municipality Pricing Bureau, the on-grid tariff for the Company's Shanghai Power Plant was adjusted from RMB375.86 per MWh (including VAT) to RMB368.8 per MWh (including VAT) as from May 25, 2002. It is estimated that the tariff adjustment will have about RMB18 million earnings effect for this year.

The Company has full confidence to partly offset the impact of the tariff adjustment through further reinforcing the management and cost controls and obtaining more generation volume.

Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide. With total net generation capacity of 10,813.5MW, the Company is the largest independent power producer in China.

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For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin
Huaneng Power International, Inc.
Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui
Rikes Communications Limited
Tel: (852) 2520 2201
Fax:(852) 2520 2241

To: Business Editor
[For Immediate Release]

The Extraordinary General Meeting of Huaneng Power Passed the Relevant Resolutions to Acquire the Interests and Assets of Four Power Plants Owned by the China Huaneng Group

(Beijing, China, June 24, 2002) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today held its Extraordinary General Meeting in Beijing and passed the following resolutions as ordinary resolutions:

1. The terms of the Transfer Agreement entered into by the Company and China Huaneng Group on May 9, 2002, and the transactions contemplated therein were approved and ratified;

2. The guarantee arrangement and the relevant agreements among Suzhou Industrial Zone Huaneng Power Generation Limited Liability Company, Jiangsu Huaneng Huaiyin Power Generation Limited Liability Company and China Huaneng Group were approved;

3. The deposit and borrowing arrangements and the relevant agreements entered into by Shanghai Shidongkou Power Generation Limited Liability Company, Suzhou Industrial Zone Huaneng Power Limited Liability Company, Jiangsu Huaneng Huaiyin Power Generation Limited Liability Company, China Huaneng Group Zhejiang Changxing Power Plant, and China Huaneng Group were approved;

4. The coal purchase arrangement and the relevant agreements entered into by Suzhou Industrial Zone Huaneng Power Generation Limited Liability Company and China Huaneng Group Hebei Jingyuan Coal Mines Limited Liability Company were approved;

.../2

5. The arrangement and the relevant agreements for the sale of power between Shanghai Shidongkou Power Generation Limited Liability Company and Shanghai Municipal Power Corporation were approved.

Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide. With total net generation capacity of 10,813.5 MW, the Company is the largest independent power producer in China.

~ End ~

For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin
Huaneng Power International, Inc.
Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui
Rikes Communications Limited
Tel: (852) 2520 2201
Fax:(852) 2520 2241

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By ____________________

Name: Wang Xiaosong
Title: Vice Chairman

Date: June 25, 2002